October 16, 2019

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

       Re: Ideanomics, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 1, 2019
           Form 10-Q/A for the Quarter Ended March 31, 2019
           Filed July 16, 2019
           Form 10-Q for the Quarter Ended June 30, 2019
           Filed August 14, 2019
           File No. 001-35561

Dear Mr. Poor:

       We have reviewed your September 6, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 9, 2019 letter.

Form 10-Q/A for the Quarter Ended March 31, 2019

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Selling, general and administrative expenses, page 33

1.    We note your response to comment seven and the disclosure provided in
Note 13(d).
      Please clarify in MD&A where in your income statement you reported the $837,000 in total salary, severance and other expenses, and advise us.
 Alfred Poor
FirstName LastNameAlfred Poor
Ideanomics, Inc.
Comapany NameIdeanomics, Inc.
October 16, 2019
October 16, 2019 Page 2
Page 2
FirstName LastName
Form 10-Q for the Quarter Ended June 30, 2019

Note 1. Nature of Operations and Summary of Significant Accounting Polcies Digital Currency, page 11

2. We note your response to comments one and four and your disclosure here under that
         GTB holders have "the right to access the applications built with GTD Payment
         Blockchain." In your response to prior comment six in your letter dated July 16, 2019, you stated that "ownership of GTB does not represent a right to access GD's platform."
         Please help us reconcile the inconsistencies in your statements.
3. With respect to your disclosure regarding the conversion of 785,786 GTB to 2,409
         Bitcoins and 17,460 Ethereum, please
           disclose your basis for determining the values of the digital currencies and any resultant gain or loss;
           explain the means, process and methods by which the exchanges were initiated and effected in great detail;
           identify your subsidiary and its major counter parties in the exchange transactions, as well as their respective locations if known; and how such counterparties will be able to monetize and distribute their GTB holdings.
4. We note your statements that GTB has been actively trading on Asia EDX Exchange.
         Please provide us a year-to-date trading history of GTB on the Asia EDX Exchange, including as of each trading date, its price (open, high, low, close), volume, its circulating supply, and market cap. Include a link to an independent third party which contains the requested information.
Note 6. Accounts Receivable, page 15

5. We note your response to comment five. On page 26, under Concentration of Credit
         Risks, you disclosed that as of June 30, 2019 and December 31, 2018, the Company's cash was held by financial institutions (located in the PRC, Hong Kong, the United States and
         Singapore). It is unclear to us why the closing and reopening of any one bank account can affect certain customers' ability to pay. Tell us why the subject bank account was closed, why you are experiencing a delay in reopening it, and why your customers' payments cannot be diverted to any of the other bank accounts.

         Additionally, tell us in detail what your options are in connection with your right to enforce payment.
 Alfred Poor
Ideanomics, Inc.
October 16, 2019
Page 3

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney at (202) 551-3415 or Celeste Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameAlfred Poor
                                                         Division of
Corporation Finance
Comapany NameIdeanomics, Inc.
                                                         Office of Technology
October 16, 2019 Page 3
cc:       William N. Haddad
FirstName LastName